SATIXFY COMMUNICATIONS LTD.
12 Hamada Street, Park Rehovot 670315
Rehovot, Israel

June 6, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SatixFy Communications Ltd. (CIK 0001915403)
Registration Statement on Form F-3 (File No. 333-279869) (the “Registration Statement”)
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), SatixFy Communications Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on June 10, 2024 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660-3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

SatixFy Communications Ltd.

By:	/s/Oren Harari
	Name:	Oren Harari
	Title:	Interim Chief Financial Officer